Exhibit 99.11

CHAP MERCANTILE INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Chap Mercantile Inc. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this management information circular to the Meeting include any adjournment or adjournments thereof.  It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies.  The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on November 3, 2004 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.  Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 12:00 p.m. (Calgary time) on December 6, 2004, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of November 10, 2004.  All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “US$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company.  A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent at the address indicated on the enclosed envelope no later than 12:00 p.m. (Calgary time) on December 6, 2004, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the office of the Company’s transfer agent (2300 – 125 9th Avenue S.E., Calgary, Alberta, T2G 0P6) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Olympia Trust Company, 2300 – 125 9th Avenue S.E., Calgary, Alberta, T2G 0P6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of the date hereof, 723,900,000 common shares (the “Common Shares”) in the capital of the Company are issued and outstanding.  Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at November 3, 2004.  In accordance with the provisions of the Business Corporations Act (Alberta) (the “ABCA”), the Company will prepare a list of holders of Common Shares as of such record date.  Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.  All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wheaton Trading (Caymans) Ltd.	540,000,000	74.6% (1)

_____________________

(1)

On a fully-diluted basis, assuming exercise of all outstanding options and warrants, Wheaton Trading (Caymans) Ltd., a wholly-owned subsidiary of Wheaton River Minerals Ltd., will own approximately 64.0% of the outstanding Common Shares.

Statement of Executive Compensation

The following table provides information for the three financial years ended August 31, 2004 regarding compensation paid to or earned by the Company’s former Presidents (the “Named Executive Officers”).  The Company did not have a Chief Financial Officer or any other officers as at August 31, 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Geir Liland President (1)	2004 2003 2002	- N/A N/A	- N/A N/A	- N/A N/A	100,000 N/A N/A	6,000 N/A N/A
Peter Kruczko President (2)	2004 2003 2002	- - -	- - -	- - -	- - -	15,500 18,000 18,000

________________

(1)

Mr. Liland resigned as President and a director of the Company effective October 15, 2004.

(2)

Mr. Kruczko resigned as President and a director of the Company effective February 25, 2004.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended August 31, 2004.

Option Grants During the Financial Year Ended August 31, 2004

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Geir Liland	100,000	22.2%	0.15	0.15	January 13, 2005
Peter Kruczko	Nil	N/A	N/A	N/A	N/A

__________________

(1)

Based on the total number of options granted to consultants of the Company during the financial year ended August 31, 2004 of 450,000.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended August 31, 2004 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended August 31, 2004

and Year-End Option Values

			Unexercised Options at August 31, 2004		Value of Unexercised in-the-money Options at August 31, 2004 (1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Geir Liland	Nil	Nil	100,000	Nil	39,000	Nil
Peter Kruczko	Nil	Nil	Nil	Nil	Nil	Nil

________________

(1)

Calculated using the closing price of the Common Shares on the TSX Venture Exchange on August 31, 2004 of $0.54 less the exercise price of in-the-money stock options.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment Agreements

The Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Compensation of Directors

Directors were not paid any fees in their capacity as directors of the Company during the financial year ended August 31, 2004.  During the financial year ended August 31, 2004, the Company granted options to purchase an aggregate of 350,000 Common Shares to its three directors at an exercise price of $0.15 per share which expire on January 13, 2005.  Subsequent to the financial year ended August 31, 2004 and in connection with the Silver Wheaton Transaction (see “Interest of Informed Persons in Material Transactions” below), a new board of directors was appointed.  The new board is currently investigating the issue of director compensation.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary.  The following are particulars of such insurance:

(a)

the total amount of insurance is US$10,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the annual premium is US$58,000.  The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)

the policy provides for deductibles as follows:

(i)

with respect to the directors and officers there is no deductible applicable; and

(ii)

with respect to reimbursement of the Company there is a deductible per claim of US$150,000 for securities claims and US$100,000 for all other claims.

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

The Company’s corporate governance practices are in compliance with applicable Canadian requirements.  The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Company’s disclosure addressing each of the Toronto Stock Exchange’s corporate governance guidelines is attached as Schedule “A” to this management information circular.  This disclosure statement, including Schedule “A”, has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Equity Compensation Plan Information

The following table provides details of compensation arrangements under which equity securities of the Company are authorized for issuance as of the financial year ended August 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	Nil	N/A	N/A
Equity compensation plans not approved by securityholders	350,000 (1)	$0.15	Nil
Total	350,000	$0.15	Nil

_______________

(1)

An aggregate of 200,000 of these options were exercised subsequent to the financial year ended August 31, 2004.

Indebtedness of Directors, Executive Officers and Senior Officers

As at November 10, 2004, no director, executive officer or employee of the Company or any of its subsidiaries, or former director, executive officer or employee of the Company was indebted to the Company or any of its subsidiaries, nor were any of these individuals indebted to another entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or undertaking provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

On October 15, 2004, the Company completed the purchase of 100% of the silver produced by Wheaton River Minerals Ltd.’s (“Wheaton River”) Luismin mining operations in Mexico for an upfront payment of $46 million in cash and 540 million Common Shares plus a payment of US$3.90 per ounce of delivered refined silver, subject to adjustment (the “Silver Wheaton Transaction”).

In connection with the Silver Wheaton Transaction, the Company entered into an administration and management services agreement (the “Services Agreement”) with Wheaton River whereby the Company has agreed to reimburse Wheaton River for its office facilities and the services of its personnel.  The Company will pay a monthly fee of $65,000 to Wheaton River under the Services Agreement.  A director of the Company (Ian Telfer) is Chairman and Chief Executive Officer of Wheaton River; the Interim Chief Executive Officer of the Company (Eduardo Luna) is Executive Vice President and a director of Wheaton River; and the Executive Vice President and Chief Financial Officer of the Company (Peter Barnes) is Executive Vice President and Chief Financial Officer of Wheaton River.

Election of Directors

The Company’s Articles of Incorporation and the ABCA provide that the Board consist of a minimum of three and a maximum of ten directors.  The Board currently consists of four directors.  It is proposed to fix the number of directors for the following year at five.  Each director will hold office until the close of the first annual meeting of shareholder of the Company following his election or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Company.

At the Meeting, the five persons named hereunder will be proposed for election as directors of the Company (the “Nominees”).  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.

The following table sets forth the name, province/state and country of residence, principal occupation or employment, date they first became a director of the Company and number of shares beneficially owned by each Nominee.  The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at November 10, 2004.

Name, Province/State and Country of Residence	Principal Occupation or Employment	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

John A. Brough (1)(2)(3) Florida, United States	President of Torwest Inc. (real estate development company)	October 15, 2004	Nil (4)

R. Peter Gillin (1)(2)(3) Ontario, Canada	Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company)	October 15, 2004	Nil (5)

Wade Nesmith (1)(2)(3) British Columbia, Canada	Associate counsel with Lang Michener LLP (law firm)	October 15, 2004	Nil (6)

Ian W. Telfer British Columbia, Canada	Chairman and Chief Executive Officer of Wheaton River Minerals Ltd.	October 15, 2004	Nil (7)(9)

Eduardo Luna Mexico City, Mexico	Interim Chief Executive Officer of the Company, Executive Vice President of Wheaton River Minerals Ltd. and President of Luismin, S.A. de C.V.	Nominee	650,000 (8)

__________________

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Mr. Brough owns options to purchase 1,500,000 Common Shares.

(5)

Mr. Gillin owns options to purchase 1,500,000 Common Shares.

(6)

Mr. Nesmith owns options to purchase 1,500,000 Common Shares.

(7)

Mr. Telfer owns options to purchase 5,000,000 Common Shares.

(8)

Mr. Luna also owns warrants to purchase 325,000 Common Shares and options to purchase 2,950,000 Common Shares.

(9)

Wheaton Trading (Caymans) Ltd. owns 540,000,000 Common Shares.  Mr. Telfer is a director of Wheaton Trading (Caymans) Ltd. and Messrs. Telfer and Luna are directors and officers of Wheaton River which controls Wheaton Trading (Caymans) Ltd.

Each of the Nominees has been principally engaged in the occupation or employment set out opposite his name for the past five years, with the following exceptions:  Peter Gillin who, from November 2002 to May 2003, was President and Chief Executive Officer of Zemex Corporation (industrial minerals corporation), from 1996 to 2002, was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited (investment bank) and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited; Wade Nesmith who, from 2000 to 2003 was Vice President, Strategic Development of Westport Innovations Inc. (high performance, low emissions engines and fuel systems company) and, from 1999 to 2000, was the principal of Nesmith & Associates (law firm); and Ian Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc. (technology company), from February 2000 to January 2001, was Chairman of itemus inc. and, from March 1993 to January 2000, was President and Chief Executive Officer of Vengold Inc.

Corporate Cease Trade Orders or Bankruptcies

None of the Nominees is, or within the ten years prior to the date hereof has been, a director or executive officer of any company that, while that person was acting in the capacity of a director or executive officer of that company, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days or, within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on September 24, 2004.

The Company’s determination to change auditors was not a result of any “reportable event” as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).

Ellis, Govenlock LLP, Chartered Accountants, were first appointed as auditors of the Company effective November 16, 1998.  For the financial year ended August 31, 2004, the Company paid Ellis, Govenlock LLP, Chartered Accountants, total fees of $8,900.  These fees comprised $8,100 for audit-related services and $800 for tax compliance and advisory services.

Enclosed with this management information circular is a copy of the “reporting package” as such term is defined in NI 51-102 that has been filed with requisite securities regulatory authorities.  The reporting package is annexed hereto as Schedule “B” and forms a part of this management information circular.

Amendment of Articles – Change of Name

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the “Name Change Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to amend its articles to change the Company’s name to “Silver Wheaton Corp.”.

The Board and management recommend the adoption of the Name Change Resolution.  To be effective, the Name Change Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Name Change Resolution.

The text of the Name Change Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The Company is hereby authorized under section 173 of the Business Corporations Act (Alberta) to amend its articles to change the Company’s name to “Silver Wheaton Corp.” or such other name as may be approved by the directors of the Company and is acceptable to the Registrar of Corporations under the Business Corporations Act (Alberta) and the Toronto Stock Exchange.

2.

notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company; and

3.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Amendment of Articles – Share Consolidation

As at November 10, 2004, the Company had 723,900,000 Common Shares issued and outstanding.  To reduce the issued and outstanding capital of the Company, the Company proposes that, subject to obtaining all required regulatory and shareholder approvals, the Company’s issued and outstanding share capital be consolidated on the basis of a factor of one new common share in the capital of the Company for five existing Common Shares (the “Share Consolidation”).  Post-Share Consolidation there will be approximately 144,780,000 new common shares issued and outstanding.

The exercise price and the number of Common Shares issuable under any outstanding convertible securities of the Company, including outstanding incentive stock options and common share purchase warrants, will be proportionately adjusted if the Share Consolidation is effected.

As soon as practicable after the Share Consolidation has been effected, the Company will send letters of transmittal to holders of Common Shares for use in transmitting their share certificates to the Company’s registrar and transfer agent in exchange for new certificates representing the number of common shares to which such shareholders are entitled as a result of the Share Consolidation.  No delivery of a new certificate to a shareholder will be made until the shareholder has surrendered his, her or its current issued certificates.  Until surrendered, each share certificate representing Common Shares shall be deemed for all purposes to represent the number of new common shares (being 1/5th the number represented on the old share certificate, rounded down to the nearest whole number as described below) to which the holder is entitled as a result of the Share Consolidation.

No fractional shares will be issued if, as a result of the Share Consolidation, a shareholder becomes entitled to a fractional of a new common share.  In such case, any fraction will be rounded down to the nearest whole number.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the “Share Consolidation Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to effect the Share Consolidation.

The Board and management recommend the adoption of the Share Consolidation Resolution.  To be effective, the Share Consolidation Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Share Consolidation Resolution.

The text of the Share Consolidation Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The articles of the Company be amended to provide that:

(a)

the authorized capital of the Company is altered by consolidating all of the issued and outstanding common shares of the Company on the basis of a factor of one new common share for five existing common shares; and

(b)

any fractional common share arising on the consolidation of the common shares of the Company will be deemed to have been tendered by its registered owner to the Company for cancellation and will be returned to the authorized but unissued capital of the Company;

2.

notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company; and

3.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Share Option Plan

On September 28, 2004, the Board approved the share option plan of the Company (the “Plan”) which is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of Common Shares.  Upon the approval of the Plan, an aggregate of 57,300,000 Common Shares (representing approximately 8% of the number of issued and outstanding Common Shares) will be reserved for issuance under the Plan.

On September 28, 2004, the Board approved the grant of 32,300,000 options in connection with the Silver Wheaton Transaction to new directors, officers, employees and consultants of the Company, subject to any regulatory or shareholder approvals required to be obtained in connection with such grant.  The options will be exercisable upon receipt of shareholder approval and expire on September 28, 2009.  The exercise price of the options is $0.65 which is equal to the closing price of the Common Shares on the TSX Venture Exchange on September 27, 2004, the day prior to the announcement of such grant.  The options were granted to the following persons:

Optionee	Number of Options
Wade Nesmith (1)	1,500,000
John Brough (1)	1,500,000
Peter Gillin (1)	1,500,000
Ian Telfer (1)	5,000,000
Eduardo Luna (2)	2,950,000
Peter Barnes (3)	2,500,000
Paul Stein (4)	100,000
Antonio Madero (5)	350,000
Douglas Holtby (5)	350,000
Ian McDonald (5)	350,000
Larry Bell (5)	350,000
Russell Barwick (6)	2,000,000
Employees (as a group)	13,350,000
Consultants (as a group)	500,000
Total	32,300,000

____________________

(1)

Granted in his capacity as a director of the Company.

(2)

Granted in his capacity as Interim Chief Executive Officer of the Company.

(3)

Granted in his capacity as Chief Financial Officer of the Company.

(4)

Granted in his capacity as Secretary of the Company.

(5)

Granted in his capacity as a director of Wheaton River Minerals Ltd.

(6)

Granted in his capacity as Executive Vice President, Operations of Wheaton River Minerals Ltd.

Under the Plan, stock options may be granted to employees, officers, directors and consultants of the Company and designated affiliates.  In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company.  The exercise price per share is not to be less than the closing price of the Common Shares on the Toronto Stock Exchange on the trading day prior to the date on which the stock option is granted.  The exercise period for each stock option is not to be more than ten years.  Options may be granted subject to vesting requirements.  The maximum number of Common Shares issuable to insiders pursuant to the Plan and any other share compensation arrangements, within a one-year period, is limited to 10% of the total number of Common Shares then outstanding.  The maximum number of Common Shares issuable to any one insider and such insider’s associates pursuant to the Plan and any other share compensation arrangements, within a one-year period, is limited to 5% of the total number of Common Shares then outstanding.  The maximum number of Common Shares reserved for issuance to any one person under the Plan is limited to 5% of the number of outstanding Common Shares from time to time.  The Plan is administered by the Board.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Share Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the Plan and ratifying and confirming the grant of 32,300,000 options under the Plan as described above.

The Board and management recommend the adoption of the Share Option Plan Resolution.  To be effective, the Share Option Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Share Option Plan Resolution.

The text of the Share Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The adoption of the Plan by the Company in the form attached to the management information circular of the Company dated November 10, 2004 as Schedule “C” is hereby authorized and approved;

2.

the grant of 32,300,000 options to purchase Common Shares exercisable at a price of $0.65 per share to the persons and on the terms described in the management information circular of the Company dated November 10, 2004 is hereby ratified and confirmed; and

3.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Amendment of Articles – Continuance to Ontario

The Company is a corporation incorporated under the ABCA.  Management wishes to effect the continuance (the “Continuance”) of the Company from the Province of Alberta to the Province of Ontario.  As a result of the Continuance, the corporate legislation that governs the Company will cease to be the ABCA, and the Company will be governed by the Business Corporations Act (Ontario) (the “OBCA”).  If the special resolution approving the Continuance is passed at the Meeting, it is proposed that the application for approval to continue the Company under the OBCA will be made as soon as practicable following the filing of Articles of Amendment in the Province of Alberta to give effect to the name change and the share consolidation.

If the Continuance is approved, the articles of continuance will be adopted to replace the existing articles of the Company (the equivalent of a Certificate of Incorporation) and will constitute the governing instrument of the continued corporation under the OBCA.  The existing articles of the Company will be adopted and continued into the Province of Ontario, except to the extent that they may conflict with the OBCA.

In conjunction with the Continuance, shareholders will be requested to approve the amendment of the existing Articles and By-laws of the Company under the ABCA by substituting therefore the provisions of the articles of continuance under the OBCA and the adoption of By-Law Number 1 under the OBCA in place of the existing By-law under the ABCA.  Reference is made to the heading “By-Law Number 1”.

The provisions of the OBCA dealing with shareholder rights and protections are generally at least as broad and effecting as the ABCA.  Shareholders of the Company will not lose any significant rights or protections as a result of the Continuance.  The OBCA contains a Canadian residency requirement for a majority of the directors.  The Canadian residency requirement in the ABCA is that at least half of the directors must be resident Canadians.

The directors of the Company may, notwithstanding requisite shareholder approval, abandon the application for the Continuance without further approval of the shareholders, all as provided under the ABCA.  In making such determination, the directors in their discretion, will determine whether it is in the best interests of the Company to proceed with the Continuance, after considering all relevant factors at the particular time, whether or not foreseen at this date.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the “Continuance Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the Continuance.

The Board and management recommend the adoption of the Continuance Resolution.  To be effective, the Continuance Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Continuance Resolution.

The text of the Continuance Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The continuance of the Company under the Business Corporations Act (Ontario) (the “OBCA”), including the execution of the articles of continuance, is hereby authorized and approved;

2.

the Company is hereby authorized to make application to the Registrar of Corporations (Alberta) to permit such continuance in accordance with section 189 of the Business Corporations Act (Alberta);

3.

the Company is hereby authorized to make application to the Director appointed under the OBCA, for the Company to be continued under the OBCA;

4.

the directors of the Company are hereby authorized to abandon the application for continuance of the Company at any time without further approval of the shareholders of the Company; and

5.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Pursuant to the ABCA, a registered shareholder is entitled to dissent to the Continuance and be paid fair value for his, her or its Common Shares if such shareholder objects to the Continuance Resolution.  A management summary of the registered shareholders’ dissent rights is set forth below.

Dissent Rights

Section 191 of the ABCA provides registered holders of shares, in connection with the vote on the Continuance, with the right to dissent and, if the Continuance is effected, to be paid by the Company the “fair value” of their shares, determined as of the close of business on the last business day before the Continuance Resolution is adopted.  A summary of Section 191 of the ABCA providing for these rights is set out below.  The summary is qualified in its entirety by reference to Section 191, the complete text of which is annexed hereto as Schedule “D” and forms a part of this management information circular.

Failure to strictly comply with the requirements of Section 191 of the ABCA may result in the loss of any right of dissent.  The right of dissent provided for under Section 191 of the ABCA applies only to registered shareholders of the Company, and accordingly, only registered shareholders may exercise a right of dissent.  Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to exercise a right of dissent must make arrangements for the Common Shares beneficially owned by them to be registered in their name prior to the time the written objection is required to be received by the Company or, alternatively, make arrangements for the registered holder of their Common Shares to dissent on their behalf.

To comply with Section 191, a dissenting shareholder must send to the Company a written objection to the Continuance:  (a) at or before the Meeting; or (b) if the Company did not send notice to the shareholder of the purpose of the Meeting or of their right to dissent, within a reasonable time after such shareholder learns that the Continuance Resolution was adopted and of such shareholder’s right to dissent.  An application may be made to the court by originating notice after the adoption of the Continuance Resolution by the Company or by a shareholder if such shareholder has sent an objection to the Company as set forth above, to fix the fair value of his, her or its Common Shares.  If such a court application is made, the Company shall, unless the court otherwise orders, send to each dissenting shareholder a written offer to pay such shareholder an amount considered by the directors to be the fair value of the shares:  (a) at least ten days before the date on which the application is returnable, if the Company is the applicant, or (b) within ten days after the Company is served with a copy of the originating notice, if a shareholder is the applicant.

On this court application, the court shall make an order:  (a) fixing the fair value of the Common Shares of all dissenting shareholders who are parties to the application; (b) giving judgment in that amount against the Company and in favour of each of those dissenting shareholders; and (c) fixing the time within which the Company must pay that amount to a shareholder.  On the first to occur of:  (a) the Continuance being effected; (b) the making of an agreement between the dissenting shareholder and the Company as to the payment to be made by the Company for the dissenting shareholder’s Common Shares; or (c) the pronouncement of the court order referred to above; the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his, her or its Common Shares in the amount agreed to or in the amount of the judgment, as the case may be.  Until one of the events described above occurs, the shareholder may withdraw its dissent or the Company may rescind the Continuance Resolution, and in either event proceedings under Section 191 shall be discontinued.

The Company is prohibited from making a payment to a dissenting shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that:  (a) the Company is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities.  In such event, and notwithstanding that a judgment has been given in favour of a dissenting shareholder as referred to above, the dissenting shareholder, by written notice delivered to the Company within 30 days after receiving a notice from the Company that it is unable lawfully to pay dissenting shareholders for their shares, may withdraw its notice of objection, in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to its full rights as a shareholder.  If the dissenting shareholder fails to deliver such notice, it retains a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

The procedures required in connection with the exercise of rights under Section 191 of the ABCA are very technical, complex and in most cases, time-consuming and expensive.  The sending of a notice of dissent does not deprive a shareholder of its right to vote against the Continuance Resolution; however, a vote against the Continuance Resolution dos not constitute a notice of dissent.

Confirmation of By-Law Number 1

If the Continuance is approved and effected, By-Law Number 1 under the OBCA which has been conditionally approved by the Board will be implemented as the Company’s general by-law.  Shareholders are being asked to confirm By-Law Number 1.

By-Law Number 1 is standard in its form and governs all aspects of the business and affairs of the Company, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of the officers’ duties, the establishment of committees of the Board, the authority of persons to contract on behalf of the Company and similar matters.  The complete text of By-Law Number 1 is annexed hereto as Schedule “E”.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “By-Law Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming By-Law Number 1.

The Board and management recommend the adoption of the By-Law Resolution.  To be effective, the By-Law Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the By-Law Resolution.

The text of the By-Law Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The general by-law in the form attached to the management information circular of the Company dated November 10, 2004 as Schedule “E” is hereby confirmed as the new general by-law for the Company, subject to such additions, deletions or other changes thereto, if any, as any one officer or any one director of the Company may consider necessary or desirable and shall approve, to be effective upon the continuance of the Company pursuant to the laws of the Province of Ontario; and

2.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Number of Directors

The Company will be asking its shareholders to approve a continuance of the Company into Ontario such that the Company will be governed by the OBCA (see “Amendment of Articles – Continuance to Ontario” above).  The OBCA provides that, where a minimum and maximum number of directors of a company is provided for in its articles, the directors of a company may, if empowered by special resolution of the shareholders of the company, by resolution determine the number of directors within the minimum and maximum and the number of directors to be elected at the annual meeting of the shareholders of the company.  Management is of the view that this flexibility is in the best interests of the Company.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form set out below (the “Number of Directors Resolution”), conditional upon approval of the Continuance and subject to such amendments, variations or additions as may be approved at the Meeting, empowering the directors of the Company to determine by resolution the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors to be elected at the annual meeting of shareholders of the Company.

The Board and management recommend the adoption of the Number of Directors Resolution.  To be effective, the Number of Directors Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Number of Directors Resolution.

The text of the Number of Directors Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The directors of the Company be and they hereby are authorized and empowered to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company; and

2.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Financial information is provided in the Company’s financial statements for the financial year ended August 31, 2004 and related management’s discussion and analysis of results which accompany this management information circular and have also been filed on SEDAR.  Shareholders may also contact the Director, Investor Relations of the Company by phone at (604) 696-3011 or by e-mail at info@silverwheaton.com to request copies of these documents.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter Barnes”

Peter Barnes

Executive Vice President and Chief Financial Officer

Vancouver, British Columbia

November 10, 2004

SCHEDULE “A”

CHAP MERCANTILE INC.

ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served.  The Board’s duties include social responsibility issues and environmental matters.

a) Adoption of a strategic planning process

The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits.

The Board monitors management on a regular basis.  Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business.  Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship

b) Identification of principal risks, and implementing risj management systems.	The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.
c) Succession planning and monitoring senior management.	The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.
d) Communications policy

The communications policy of the Company is reviewed by its Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.

The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports.  Investor and shareholder concerns are addressed on an on-going basis by the Director, Investor Relations and, as required, by the Chief Executive Officer of the Company.

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner.  The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

e) Integrity of internal control and management information systems

The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management.  The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2. a) Majority of directors should be unrelated

Under the TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  A related director is a director who is not an unrelated director.

The Board is currently comprised of four members, three of whom are considered to be unrelated directors.  Following the Meeting, assuming Eduardo Luna is elected by the shareholders, the Board will be comprised of five members, three of who are considered to be unrelated directors.

b) If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder

The following three directors do not have interests in or relationships with the Company or Wheaton River Minerals Ltd., the Company’s significant shareholder:  John Brough, Peter Gillin and Wade Nesmith.

3. Disclose, for each director, whether he is related, and how that conclusion was reached

Ian W. Telfer is considered to be a related director because he is the Chairman and Chief Executive Officer of Wheaton River Minerals Ltd.

Eduardo Luna, the proposed fifth director of the Company, is considered to be a related director because he is the Executive Vice President and a director of Wheaton River Minerals Ltd. and the Interim Chief Executive Officer of the Company.

John Brough is an unrelated director as he does not have any business or employment relationships with the Company.

Peter Gillin is an unrelated director as he does not have any business or employment relationships with the Company.

Wade Nesmith is an unrelated director as he does not have any business or employment relationships with the Company.

The shareholdings of each current director and each new nominee to the Board are disclosed in the management information circular under the heading “Election of Directors”.

4.

Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis

The Corporate Governance and Nominating Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualification of existing directors.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors

The Corporate Governance and Nominating Committee is responsible for reviewing on a periodic basis the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

6. Provide an orientation and education program for new directors	The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new members of the Board.
7. Implement a process to examine size of board, with a view to improving effectiveness	The Board is of the view that its proposed size (five directors) is conducive to effective decision-making.
8. Board should review compensation of directors in light of risks and responsibilities

The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors

There are three committees of the Board:  the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Company.  Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company.  The members of the Audit Committee are John Brough, Peter Gillin and Wade Nesmith, all of whom are unrelated directors.

The Compensation Committee meets as required to review compensation for senior management.  The members of the Compensation Committee are John Brough, Peter Gillin and Wade Nesmith, all of whom are unrelated directors.

The Corporate Governance and Nominating Committee meets at least once each year or more frequently as circumstances require.  The Corporate Governance and Nominating Committee may ask members of management or others to attend meetings or to provide information as necessary.  In addition, the Corporate Governance and Nominating Committee or, at a minimum, the Chairman of such committee may meet with the Company’s external corporate counsel to discuss the Company’s corporate governance policies and practices.  The members of the Corporate Governance and Nominating Committee are John Brough, Peter Gillin and Wade Nesmith, all of whom are outside directors.  The Corporate Governance and Nominating Committee is comprised of a majority of unrelated directors.

Other matters are considered by the full Board.  As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.

10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues

The Board has assigned responsibility for the Company’s approach to corporate governance issues to the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee is currently conducting a review of the Company’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws.

11. a) Define limits to management’s responsibilities by developing mandates for :
(i) the board

Currently, there is no specific written mandate of the Board, other than the corporate standard of care set out in the governing corporate legislation of the Company, the Business Corporations Act (Alberta) (the “ABCA”).  The ABCA indicates that each director and officer of a Company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company’s internal control and management information systems.  A specific written mandate for the Board is currently under review by the Corporate Governance and Nominating Committee.

Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

In order to carry out the foregoing responsibilities, the Board meets as required by circumstances.

The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above.  The results of the management activities are reviewed continually by the Board.

(ii) the Chief Executive Officer	The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above) .
b) Board should approve Chief Executive Officer’s corporate objectives	See Item 11(a)(ii) above.
12. Implement structures and procedures to ensure the Board can function independently of management

The Board intends to appoint Eduardo Luna as Chairman of the Board following his election as a director at the Meeting.  The Company also intends to seek out and appoint a new Chief Executive Officer who is independent of Wheaton River Minerals Ltd. to replace Eduardo Luna as Interim Chief Executive Officer.

13. Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.
14. Implement a system to enable individual directors to engage outside advisors, at the corporation’s expense

Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

SCHEDULE “B”

REPORTING PACKAGE

CHAP MERCANTILE INC. (the “Company”)

NOTICE OF CHANGE OF AUDITOR

Chap Mercantile Inc. (the “Company”) hereby provides notice pursuant to National Instrument 51 -102, of a change of auditor from Ellis Govenlock LLP, Chartered Accountants to Deloitte & Touche LLP.

The Company confirms that:

1.

the Company has decided to change its auditors from Ellis Govenlock, LLP, Chartered Accountants of #2, 9363 - 50 Street, Edmonton, Alberta T6B 2L5 to Deloitte & Touche LLP of 2800 – 1055 Dunsmuir Street, Vancouver, BC V7X 1P4. The former auditor has resigned effective September 24, 2004, at the request of the Company.

2.

There has been no adverse or qualified opinion or denial of opinion contained in Ellis Govenlock, LLP’s reports on the following:

•

The corporation’s annual financial statements for the two fiscal years preceding the date of this notice.

•

Any period subsequent to the most recently completed year for which an audit report was issued and preceding the date of this notice.

3.

The change of auditors was considered and approved by the audit committee and the board of directors.

4.

There have been no reportable events including disagreements, unresolved issues and consultations as defined by National Instrument 51-102 in connection with the audits of the two most recent fiscal years and any subsequent period to date.

DATED at Vancouver, BC, this 24th day of September 2004.

CHAP MERCANTILE INC.

Signed “Geir Liland”

Geir Liland

President & Director

Deloitte.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

September 24, 2004

Alberta Securities Commission

300 – 5th Avenue SW, 4th Floor

Calgary, Alberta

T2P 3C4

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

Re:

Chap Mercantile Inc. (the "Company")

Notice of Change of Auditor

As required by the National Instrument 51-102, entitled "Continuous Disclosure Obligations", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 24, 2004, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

cc: TSX Venture Exchange

Member of

Deloitte Touche Tohmatsu

Ellis, Govenlock LLP

CHARTERED ACCOUNTANTS

Wayne Ellis, C.A. *	Allen W. Govenlock, C.A. *	#2, 9363 50 Street
Terence W. Eddie, C.A. *	Scott Allen, C.A. *	Edmonton, Alberta
T6B 2L5

James F. Kalmacoff, C.A. *	Kenneth W. Scott, C.A. *	Telephone (780) 451-2713
Fax (780) 454-0588
E-Mail: mail@egca.ab.ca

September 24, 2004

Alberta Securities Commission

300 - 5th Avenue SW, 4th Floor

Calgary, Alberta

T2P 3C4

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

Re:

Chap Mercantile Inc. (the "Company")

Notice of Change of Auditor

In accordance with National Instrument 51-102, entitled "Continuous Disclosure Obligations", and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 24, 2004, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

/s/ Ellis, Govenlock LLP

Chartered Accountants

cc:  TSX Venture Exchange

*Denotes Chartered Accountant who is a Professional Corporation

SCHEDULE “C”

SHARE OPTION PLAN

CHAP MERCANTILE INC.

SHARE OPTION PLAN

ARTICLE 1

GENERAL

1.1

Purpose

The purpose of this Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation; (iv) encouraging Eligible Persons to remain with the Corporation or its Affiliates; and (v) attracting new employees, officers, directors and Consultants to the Corporation or its Affiliates.

1.2

Administration

(a)

This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 3 directors. If a committee is appointed for this purpose, all references to the term ‘‘Board’’ will be deemed to be references to the committee.

(b)

Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3

Interpretation

For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

A.

‘‘Affiliate’’ means any corporation that is an affiliate of the Corporation as defined in the Securities Act (Ontario);

B.

‘‘Affiliated Entity’’ means a person or corporation which is an affiliated entity of the Corporation as defined in Multilateral Instrument 45-105 – Trades to Employees, Senior Officers, Directors and Consultants;

C.

‘‘Associate’’, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

D.

‘‘Board’’ means the Board of Directors of the Corporation or a committee thereof appointed in accordance with the Plan;

E.

‘‘Change of Control’’ means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

(iii)

a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)

as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi)

the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, "Voting Securities" means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.;

F.

‘‘Consultants’’ means individuals, other than employees and officers and directors of the Corporation or an Affiliated Entity that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliated Entity under a written contract between the Corporation or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Entity;

G.

‘‘Corporation’’ means Chap Mercantile Inc.;

H.

‘‘Eligible Person’’ means, subject to the Regulations and to all applicable law, any employee, officer, director, or Consultant of (i) the Corporation or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the Board of Directors of any Affiliated Entity);

I.

‘‘Holding Company’’ means a holding company wholly owned and controlled by an Eligible Person;

J.

‘‘Insider’’ means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; and (ii) an Associate of any person who is an insider by virtue of (i);

K.

‘‘Option’’ means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

L.

‘‘Participant’’ means an Eligible Person to whom or to whose RRSP or to whose Holding Company an Option has been granted;

M.

‘‘Plan’’ means the Corporation’s Share Option Plan, as same may be amended from time to time;

N.

‘‘Regulations’’ means the regulations made pursuant to this Plan, as same may be amended from time to time;

O.

‘‘Retirement’’ in respect of a Participant means the Participant ceasing to be an employee, officer, director or Consultant of the Corporation or an Affiliated Entity after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

P.

‘‘Retirement Date’’ means the date that a Participant ceases to be an employee, officer, director or Consultant of the Corporation or an Affiliated Entity due to the Retirement of the Participant;

Q.

‘‘RRSP’’ means a registered retirement savings plan;

R.

‘‘Shares’’ means the common shares in the capital of the Corporation;

S.

‘‘Subsidiary means a corporation which is a subsidiary of the Corporation as defined under the Securities Act (Ontario);

T.

‘‘Termination’’ means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Corporation or an Affiliated Entity or cessation of employment of the employee with the Corporation or an Affiliated Entity as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer or director, the removal of or failure to re-elect or re-appoint the individual as an officer or director of the Corporation or an Affiliated Entity (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Corporation or an Affiliated Entity (other than through the Retirement of a Consultant);

U.

‘‘Termination Date’’ means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

V.

‘‘Transfer’’ includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

W.

‘‘TSX’’ means the Toronto Stock Exchange.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4

Shares Reserved under the Share Option Plan

(a)

The aggregate maximum number of Shares available for issuance from treasury under this Plan is 57,300,000, subject to adjustment or increase of such number pursuant to Section 3.3.  Any Shares subject to an Option which has been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(b)

The aggregate number of Shares reserved for issuance pursuant to Options granted to Insiders shall not exceed 10% of the total number of Shares then outstanding.  The aggregate number of Shares issued to Insiders pursuant to the exercise of Options, within a one-year period, shall not exceed 10% of the total number of Shares then outstanding.  The aggregate number of Shares issued to any one Insider and such Insider’s Associates pursuant to the exercise of Options, within a one-year period, shall not exceed 5% of the total number of Shares then outstanding.  The aggregate number of Shares reserved for issuance to any one person pursuant to the grant of Options shall not exceed 5% of the total number of Shares then outstanding.  For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or the exercise of the applicable Option.

ARTICLE 2

OPTION GRANTS AND TERMS OF OPTIONS

2.1

Grants

Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person, an Eligible Person’s RRSP and an Eligible Person’s Holding Company may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

2.2

Exercise of Options

(a)

Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require.

(b)

The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

(c)

No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d)

A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

2.3

Option Price

The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the closing price of the Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such other stock exchange on which the Shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such Option.  If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive trading days preceding the date of the grant.

2.4

Grant to Participant’s RRSP or Holding Company

Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person, will be granted, in whole or in part, to an RRSP or a Holding Company established by and for the sole benefit of the Eligible Person.

2.5

Termination, Retirement or Death

(a)

In the event of the Termination or Retirement of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable within a period of 30 days after the Termination Date or Retirement Date, as the case may be, or such longer period as determined by the Board.  For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 12 months following the Termination Date or Retirement Date, as the case may be, of a non-management director of the Corporation or an Affiliate, or 36 months following the Termination Date or Retirement Date, as the case may be, in the case of all other Participants.  The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer of the Corporation to make any determination with respect to the expiry or termination date of Options held by any departing Participant, other than a departing non-management director.  If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant, the Participant’s RRSP or the Participant’s Holding Company may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board.  The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant.  Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

(b)

If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant, the Participant’s RRSP and the Participant’s Holding Company within a period after the date of the Participant’s death as determined by the Board, for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death.  The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board.  The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to the expiry or termination date of Options or vesting of Options or any portion thereof held by any deceased Participant.  If the legal representative of a Participant who has died exercises the Option of the Participant or the Participant’s RRSP or the Participant’s Holding Company in accordance with the terms of this Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant, the Participant's RRSP or the Participant's Holding Company to purchase the Shares under this Plan.

2.6

Option Agreements

Each Option must be confirmed, and will be governed, by an agreement (an ‘‘Option Agreement’’) in the form of Schedule ‘‘A’’ (as the same may be amended from time to time by the Regulations) signed by the Corporation and the Participant or an RRSP of which the Participant is an annuitant or the Participant’s Holding Company.

2.7

Payment of Option Price

The exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable.  Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Corporation.

2.8

Acceleration on Change of Control

In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 2.2 hereof, if applicable.

2.9

Amendment of Option Terms

Subject to the prior approval of any applicable regulatory authorities (as required) and the consent of the Participant affected thereby, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant the Option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an Option becomes exercisable.

ARTICLE 3

MISCELLANEOUS

3.1

Right to Terminate Options on Sale of Corporation

Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the ‘‘Proposed Transaction’’), the Corporation may give written notice to all Participants advising that their respective Options, including Options held by their RRSP’s or Holding Companies, may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the Participants, their RRSP’s and Holding Companies under any Options not exercised will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.

3.2

Prohibition on Transfer of Options

Options are personal to each Eligible Person.  Pursuant to Section 633 of the TSX Company Manual, Options are non-assignable.  No Eligible Person or RRSP or Holding Company of an Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person or RRSP or Holding Company.  If a Participant’s Holding Company ceases to be wholly owned and controlled by the Participant, such Participant will be deemed to have Transferred any Options held by such Holding Company. A purported Transfer of any Options in violation of the Plan will not be valid and the Corporation will not issue any Share upon the attempted exercise of improperly Transferred Options.

3.3

Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants, their RRSP’s and their Holding Companies as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

3.4

Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.5

Amendment and Termination

(a)

The Board may amend, suspend or terminate this Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. Subject to Section 3.1, no amendment, suspension or termination will alter or impair any Options under this Plan, or any rights pursuant thereto, granted previously to any Participant, the Participant’s RRSP or the Participant’s Holding Company without the consent of that Participant.

(b)

If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules and Regulations adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Options under this Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of this Plan, the Board may make any amendments to the Plan or the Options it would be entitled to make if this Plan were still in effect.

3.6

Compliance with Legislation

The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

3.7

Effective Date

This Plan shall be effective on October 15, 2004, subject to shareholder approval which is expected to be received at the Corporation’s annual and special meeting scheduled to be held on December 8, 2004.

SCHEDULE ‘‘A’’ TO SHARE OPTION PLAN

CHAP MERCANTILE INC.

Waterfront Centre, Suite 1560

200 Burrard Street

Vancouver, BC  V6C 3L6

[Date]

PERSONAL & CONFIDENTIAL

[Name]

[Address]

Dear [Name]:

The Corporation’s Share Option Plan (the ‘‘Plan’’) permits the Board of Directors to grant options to officers, employees and others whose contribution to the Corporation is significant.  In recognition of your contribution to the Corporation and in order to permit you to share in enhanced values that you will help to create, the Board is pleased to grant to you an option (the ‘‘Option’’) to purchase Common Shares (the ‘‘Shares’’) of the Corporation.  This Option is granted on the basis set out in this letter, and is subject to the Plan, a copy of which is attached.  This letter and the Plan are referred to collectively below as the ‘‘Option Documents’’.  All capitalized terms not otherwise defined shall have the meaning attributed to them in the Plan.

The total number of Shares that you may

purchase pursuant to this Option is:

The Option exercise price per Share is:

Your rights to purchase Shares will vest and expire as follows:

Vesting Date	Number of Shares	Expiry Date

Subject to earlier expiration in accordance with the Option Documents, your rights to purchase Shares pursuant to this Option will expire with respect to any vested portion at 11:59 p.m. on the expiry date set out above for such vested Options.

This Option may be exercised in whole or in part in respect of vested Options at any time prior to expiry of the relevant Options, by delivery of written notice to the Corporation’s head office to the attention of the Secretary of the Corporation, specifying the number of Shares to be purchased, accompanied by payment by bank draft or certified cheque of the total purchase price of the Shares.  This Option may not be exercised in amounts of less than 100 Shares in the case of any one exercise unless that exercise would entirely exhaust the Option.

Nothing in the Option Documents will affect our right to terminate your services, responsibilities, duties and authority at any time for any reason whatsoever.  Regardless of the reason for your termination, your Option rights will be restricted to those Option rights which have vested on or prior to your date of termination and, in any claim for wrongful dismissal or breach of contract, no consideration will be given to any Options that might have vested during an appropriate notice period or as a result of additional compensation you may receive in place of that notice period.

All decisions made by the Board of Directors with regard to any questions arising in connection with the Option Documents, whether of interpretation or otherwise, will be binding and conclusive on all parties.

The Option rights granted to you are personal and may not be sold, pledged, transferred or encumbered in any way.  There are restrictions on the transfer of Shares issued to you pursuant to the Plan. Complete details of the restrictions referred to in this letter are set out in the Plan.

Please acknowledge acceptance of your Option rights on these terms by signing where indicated below on the enclosed copy of this letter and returning the signed copy to the Corporation to the attention of the Secretary.  By signing and delivering this copy, you are acknowledging receipt of a copy of the Plan and are agreeing to be bound by all of the terms of the Option Documents.

Yours truly,

CHAP MERCANTILE INC.

By:

I have read and agree to be bound by this letter and the Plan.

Signature:

Address:

Witness:

Witness Name:

(Printed)

SCHEDULE “D”

DISSENT RIGHTS – SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)

Subject to sections 192 and 242, a holder of shares of any  class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)

amalgamate with another corporation, otherwise than under section 184 or 187,

(d)

be continued under the laws of another jurisdiction under section 189, or

(e)

sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation, or

(b)

by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms, and

(b)

contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder

(a)

is not required to give security for costs in respect of an application under subsection (6), and

(b)

except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)

the service of documents, and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)

fixing the time within which the corporation must pay that amount to a shareholder.

(14)

On

(a)

the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)

the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(a)

the shareholder may withdraw the shareholder's dissent, or

(b)

the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13), or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)

the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

SCHEDULE “E”

BY-LAW NUMBER 1

BY-LAW NUMBER 1

A by-law relating generally to

the conduct of the business and affairs of

SILVER WHEATON CORP.

CONTENTS

Article One

Interpretation

Article Two

Business of the Corporation

Article Three

Directors

Articles Four

Committees of the Board

Article Five

Officers

Article Six

Protection of Directors, Officers and Others

Article Seven

Shares

Article Eight

Dividends and Rights

Article Nine

Meetings of Shareholders

Article Ten

Information Available to Shareholders

Article Eleven

Divisions and Departments

Article Twelve

Notices

Article Thirteen

Effective Date

Article Fourteen

Repeal

ARTICLE ONE

INTERPRETATION

Section 1.01

Definitions:  In the by-laws of the Corporation, unless the context otherwise requires:

(1)

"Act" means the Business Corporations Act, R.S.0. 1990 c. B.16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)

"appoint" includes "elect" and vice versa;

(3)

"board" means the board of directors of the Corporation;

(4)

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(5)

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(6)

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(7)

"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(8)

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.04 or by a resolution passed pursuant thereto;

(9)

all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(10)

the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word "person" shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

ARTICLE TWO

BUSINESS OF THE CORPORATION

Section 2.01

Registered or Head Office:  The board may from time to time fix by resolution the location of the registered office of the Corporation at a place within Ontario where the articles provide that the registered office or head office of the Corporation is to be located.

Section 2.02

Corporate Seal:  The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the board.

Section 2.03

Financial Year:  The financial year of the Corporation shall be as determined by the board from time to time.

Section 2.04

Execution of Instruments:  Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any officer or director and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality.  The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

Section 2.05

Banking Arrangements:  The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

Section 2.06

Custody of Securities:  All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

Section 2.07

Voting Shares and Securities in other Companies:  All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine.  The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

ARTICLE THREE

DIRECTORS

Section 3.01

Number of Directors and Quorum:  The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board.  Subject to Section 3.08, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

Section 3.02

Qualification:  No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt.  Unless the articles otherwise provide, a director need not be a shareholder.  A majority of the directors shall be resident Canadians, provided that if the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian.  If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

Section 3.03

Election and Term:  The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board.  The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Section 3.04

Removal of Directors:  Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

Section 3.05

Vacation of Office:  A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

Section 3.06

Vacancies:  Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders.  In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.  If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

Section 3.07

Action by the Board:  The board shall manage or supervise the management of the business and affairs of the Corporation.  Subject to Sections 3.08 and 3.09, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board.  Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

Section 3.08

Canadian Majority:  The board shall not transact business at a meeting other than to fill a vacancy in the board, unless a majority of the directors present are resident Canadians, except where

(a)

a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)

a majority of resident Canadians would have been present had that director been present at the meeting.

Section 3.09

Meeting by Telephone:  If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting.  Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

Section 3.10

Place of Meetings:  Meetings of the board may be held at any place within or outside Ontario (or by such communications facilities as are permitted by the Act).  In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

Section 3.11

Calling of Meetings:  Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors may determine and the Secretary, when directed by the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors shall convene a meeting of the board.

Section 3.12

Notice of Meeting:  Notice of the date, time and place of each meeting of the board shall be given in the manner provided in Section 12.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.  A director may in any manner waive notice of or otherwise consent to a meeting of the board.

Section 3.13

First Meeting of New Board:  Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

Section 3.14

Adjourned Meeting:  Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 3.15

Regular Meetings:  The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 3.16

Chairman:  The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President or a Vice-President.  If no such officer is present, the directors present shall choose one of their number to be chairman.

Section 3.17

Votes to Govern:  At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

Section 3.18

Conflict of Interest:  A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act.  Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as permitted by the Act.

Section 3.19

Remuneration and Expenses:  The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE FOUR

COMMITTEES OF THE BOARD

Section 4.01

Committee of Directors:  The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.  A majority of the members of such committee shall be resident Canadians.

Section 4.02

Transaction of Business:  The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place within or outside Ontario.

Section 4.03

Audit Committee:  The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates.  The audit committee shall have the powers and duties provided in the Act.

Section 4.04

Advisory Committees:  The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

Section 4.05

Procedure:  Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

ARTICLE FIVE

OFFICERS

Section 5.01

Appointment:  The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Subject to Section 5.02, an officer may but need not be a director and one person may hold more than one office.  In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer.  All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures.  In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

Section 5.02

Chairman of the Board:  The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board and committees of the board.  The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board.  During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

Section 5.03

President:  The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify.  The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

Section 5.04

Vice-President:  Each Vice-President shall have such powers and duties as the board or the President may specify.  The Vice-President or, if more than one, the Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of the board and that a Vice-President who is not a director and shareholder shall not preside as chairman at any meeting of shareholders.

Section 5.05

Secretary:  The Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

Section 5.06

Treasurer:  The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify.  Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer shall be the Chief Financial Officer of the Corporation.

Section 5.07

Powers and Duties of Other Officers:  The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

Section 5.08

Variation of Powers and Duties:  The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 5.09

Term of Office:  The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer's rights under any employment contract.  Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

Section 5.10

Terms of Employment and Remuneration:  The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.  The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

Section 5.11

Conflict of Interest:  An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with Section 3.18.

Section 5.12

Agents and Attorneys:  The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

Section 5.13

Fidelity Bonds:  The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

ARTICLE SIX

PROTECTION OF

DIRECTORS, OFFICERS AND OTHERS

Section 6.01

Submission of Contracts or Transactions to Shareholders for Approval:  The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

Section 6.02

For the Protection of Directors and Officers:  In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby.  Subject to the provisions of the Act and to Section 3.18, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

Section 6.03

Limitation of Liability:  Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

Section 6.04

Indemnity:  Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a)

he acted honestly and in good faith with a view to the best interest of the Corporation; and

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

Section 6.05

Insurance:  The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

ARTICLE SEVEN

SHARES

Section 7.01

Allotment:  The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 7.02

Commissions:  The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

Section 7.03

Registration of Transfers:  Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Section 7.05.

Section 7.04

Transfer Agents and Registrars:  The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers.  Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent.  The board may at any time terminate such appointment.

Section 7.05

Lien for Indebtedness:  The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange recognized by the Ontario Securities Commission, the Corporation shall not have such lien.  The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

Section 7.06

Non-recognition of Trusts:  Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

Section 7.07

Share Certificates:  Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register.  Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve.  Any share certificate shall be signed in accordance with Section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar.  The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation.  A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

Section 7.08

Replacement of Share Certificates:  The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 7.09

Joint Shareholders:  If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

Section 7.10

Deceased Shareholders:  In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

ARTICLE EIGHT

DIVIDENDS AND RIGHTS

Section 8.01

Dividends:  Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

Section 8.02

Dividend Cheques:  A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 8.03

Non-receipt of Cheques:  In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 8.04

Record Date for Dividends and Rights:  The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act.  If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

Section 8.05

Unclaimed Dividends:  Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE NINE

MEETINGS OF SHAREHOLDERS

Section 9.01

Annual Meetings:  The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

Section 9.02

Special Meetings:  The board, the Chairman of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time.

Section 9.03

Place of Meetings:  Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

Section 9.04

Notice of Meetings:  Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 12.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting.  A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Section 9.05

List of Shareholders Entitled to Notice:  For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.  If a record date for the meeting is fixed pursuant to Section 9.06, the shareholders listed shall be those registered at the close of business on such record date.  If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

Section 9.06

Record Date for Notice:  The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange.  If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

Section 9.07

Meetings without Notice:  A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)

if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)

if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.  If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

Section 9.08

Chairman, Secretary and Scrutineers:  The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:  the President or a Vice-President who is a director and a shareholder.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

Section 9.09

Persons Entitled to be Present:  The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Section 9.10

Quorum:  A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

Section 9.11

Right to Vote:  Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in Section 9.05, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that such person has transferred any of his shares after the record date determined in accordance with Section 9.06 and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list.  In any such case the transferee shall be entitled to vote the transferred shares at the meeting.  At any meeting of shareholders for which the Corporation has not prepared the list referred to in Section 9.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

Section 9.12

Proxies:  Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or his attorney authorized in writing and shall conform with the requirements of the Act.

Section 9.13

Time for Deposit of Proxies:  The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

Section 9.14

Joint Shareholders:  If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

Section 9.15

Votes to Govern:  At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question.  In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

Section 9.16

Show of Hands:  Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided.  Upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

Section 9.17

Ballots:  On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Section 9.18

Adjournment:  The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

Section 9.19

Resolution in Writing:  A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

ARTICLE TEN

INFORMATION AVAILABLE TO SHAREHOLDERS

Section 10.01

Information Available to Shareholders:  Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

Section 10.02

Directors' Determination:  The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders in general meeting.

ARTICLE ELEVEN

DIVISIONS AND DEPARTMENTS

Section 11.01

Creation and Consolidation of Divisions:  The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case.  The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations or any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

Section 11.02

Name of Division:  Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

Section 11.03

Officers of Division:  From time to time the board or, if authorized by the board, the Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration.  The board or, if authorized by the board, the Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract.  Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

ARTICLE TWELVE

NOTICES

Section 12.01

Method of Giving Notices:  Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication.  A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch.  The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

Section 12.02

Signature to Notices:  The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

Section 12.03

Proof of Service:  A certificate of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

Section 12.04

Notice to Joint Shareholders:  All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

Section 12.05

Computation of Time:  In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

Section 12.06

Undelivered Notices:  If any notice given to a shareholder pursuant to Section 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

Section 12.07

Omissions and Errors:  The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

Section 12.08

Deceased Shareholders:  Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

Section 12.09

Persons Entitled by Death or Operation of Law:  Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

Section 12.10

Waiver of Notice:  Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

ARTICLE THIRTEEN

EFFECTIVE DATE

Section 13.01

Effective Date:  This by-law shall come into force upon being passed by the board.

ARTICLE FOURTEEN

REPEAL

Section 14.01

Repeal:  Upon this by-law coming into force, by-law number 1 of the Corporation shall be repealed provided that such repeal shall not affect the previous operation of such by-law number 1 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-law number 1 prior to its repeal.  All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number 1 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.